Exhibit 4.18
Handover Record – No. AE-06-CC/DGP/22
In accordance with Articles 37 and 38 of Law No. 16/2001, as amended by Law No. 7/2022, on the Legal Regime for the Operation of Casino Game of Chance and the provisions of the Concession Contract for the Operation of Casino Game of Chance in the Macao Special Administrative Region dated December 16, 2022 signed by and between the Macao Special Administrative Region and “Venetian Macau Limited”, in particular, the provisions of Article 49(1) of the contract, this handover record is formulated.

1. The Macao Special Administrative Region shall temporarily transfer the concessionaire for its enjoyment, benefit and use the casinos referred to in the following table, which are owned by the Macao Special Administrative Region and which are necessary for the operation of the concession business (see Annex I), together with the equipment and utensils for the gaming business in the Inventory of Assets submitted by “Venetian Macau Limited” (page 1316, see Annex II):

Number	Casino	Total area (m2)
1	Casino Sands (Casino Sands gaming area and supporting area)	16,372.47
2	Casino Venetian (Casino Venetian gaming area and supporting area)	46,762.40
3	Casino The Plaza Macau (Casino The Plaza Macau gaming area and supporting area)	10,011.99
4	Casino The Londoner Macao (Casino The Londoner Macao gaming area and supporting area)	37,151.09
5	Casino Parisian Macao (Casino Parisian Macao gaming area and supporting area)	25,257.76

2. In accordance with the provisions of Article 37(1), of Law No. 16/2001, the Macao Special Administrative Region shall temporarily hand over to the “Venetian Macau Limited” the casinos and the equipment and utensils used for gambling business for enjoyment, benefit and use. It shall pay the return of the year by payment voucher issued by the Financial Services

Bureau in March of each year during the concession period of the casino game of chance according to the following provisions:

(1) The amount of return in the first year of the casino game of chance concession period shall be equal to the casinos’ area multiplied by MOP 750/m2, and the amount of return in the second and third years shall be adjusted according to the average price index of the Macao Special Administrative Region in the previous year, respectively, in accordance with Article 39(2) of Law No. 16/2001;

(2) The amount of return in the fourth year of the casino game of chance concession period shall be equal to the casinos’ area multiplied by MOP 2,500/m2, and the amount of return for the subsequent remaining period shall be adjusted by the average price index of the Macao Special Administrative Region for the previous year, respectively, in accordance with Article 39(2) of Law No. 16/2001.

(3) The returns referred to in this handover record shall be effective as of January 1, 2023.

On December 30, 2022, Miss Fong Sio Peng, representative of the Financial Services Bureau, Mr. Cheang Kam Lei, representative of the Gaming Inspection and Coordination Bureau and Dr. Wong Ying Wai, representative of “Venetian Macau Limited” attended the handover ceremony of the said casinos and the equipment and utensils used in the gaming business, and the representative of “Venetian Macau Limited” received the casinos and the equipment and utensils used in the gaming business referred to in this handover record delivered by the representative of the Financial Services Bureau and the representative of the Gaming Inspection and Coordination Bureau.

The representatives of the three parties to the delivery of this handover record are aware of and understand the contents of this record and sign here.

/S/ WONG YING WAI
Wong Ying Wai
(Representative of Venetian Macau Limited)

/S/FONG SIO PENG	/S/CHEANG KAM LEI
Fong Sio Peng, Head of the Public Asset Management Department (Representative of the Financial Services Bureau)	Cheang Kam Lei, Head of the Finance and Compliance Audit Department (Representative of the Gaming Inspection and Coordination Bureau)